SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated June 7, 2010

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)
8 King Street East
Suite 1201
Toronto, Ontario
M5C 1B5

Item 2	Date of Material Change

June 7, 2010

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire, Incorporated on June 7, 2010 and is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On June 7, 2010, Crystallex announced that it has signed a binding agreement with China Railway Resources Group Co. Ltd. to create a strategic partnership for the development of the Las Cristinas gold project in Bolivar State, Venezuela.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As item 4 above.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Robert Crombie
President
Telephone: 416.203.2448

Item 9	Date of Report

June 7, 2010

Schedule "A"

For Immediate Release
June 7, 2010
RM: 4 – 10

Crystallex forms strategic partnership with the resource subsidiary of China Railway Engineering Corporation, the world’s largest construction and engineering company, for the development of Las Cristinas

TORONTO, ONTARIO, June 7, 2010 – Crystallex International Corporation (TSX: KRY) (NYSE-Amex: KRY) announced today that it has signed a binding agreement (the “Agreement”) with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of the Las Cristinas gold project in Bolivar State, Venezuela (“Las Cristinas”). China Railway Engineering Corporation (“CREC”) is the world’s largest contracting and engineering company and one of the world’s 150 largest companies. It is one of China’s largest state-owned companies with the majority of its shares held by the People’s Republic of China.

CRRC and Crystallex have met with the Government of Venezuela to apprise them of this strategic partnership and are very pleased by the Government of Venezuela’s expression of support. Both Crystallex and CRRC are working closely with Venezuelan officials to obtain the approvals and permits required to bring Las Cristinas into production. The advancement of Las Cristinas will benefit all stakeholders and especially the people of Venezuela, particularly in Bolivar State.

Under the terms of the Agreement, CRRC is leading the efforts of the strategic partnership to unblock the stalled environmental permitting process for Las Cristinas and will provide the necessary project capital to develop the project to commercial production at an optimized mining rate.

Upon completion of the transactions contemplated by the Agreement, Crystallex will hold a one-third fully carried interest in the Las Cristinas Joint Venture and CRRC will have a two-thirds interest.  Crystallex will contribute the Las Cristinas Mine Operating Contract, Feasibility Study, all design and engineering already completed by Crystallex and other project assets.  CRRC will provide the necessary construction and operating capital to fund project development, optimized expansion and operation and will be responsible for construction of the project. Crystallex will pay for its one-third carried interest of the capital costs provided by CRRC from its share of future cash flows from the project. In addition, CRRC will assist Crystallex to retire the outstanding noteholders’ obligations; will provide a construction guarantee; and has agreed to make an equity investment in Crystallex following closing of the transactions, at a share price based on the then prevailing market price of the common shares of Crystallex.

CRRC had previously advanced Crystallex US$2.5 million during the negotiation of this Agreement. Subject to requisite regulatory and shareholder approvals, this US$2.5 million advance is convertible into common shares of Crystallex at a price of Cdn$0.40 per share.  CRRC shall also have a onetime option to convert a portion of funds advanced to Crystallex to satisfy its obligation to the noteholders into common shares of Crystallex at a price of Cdn$0.40 per share for a period of five years from the date of funding, provided that CRRC and its affiliates shall beneficially own not more than 19.9% of the outstanding common shares of Crystallex after giving effect to such conversion.  CRRC shall have the right to maintain its pro rata equity interest in Crystallex to a maximum of 19.9% of the outstanding shares.

The closing of the transactions contemplated by the Agreement is subject to the applicable regulatory, government and shareholder approvals, satisfaction or waiver of all conditions contained in the Agreement and the execution and delivery of all closing documents including final definitive agreements which are being prepared and are expected to be completed before July 30, 2010.  A meeting of Crystallex’s shareholders to approve the transactions is expected to be held in August, 2010 with closing expected in the third quarter of 2010.  A copy of the Agreement will be filed on www.sedar.com within 24 hours of this release.

Crystallex’s financial advisors are Macquarie Capital Markets Canada Ltd., GMP Securities L.P. and Kingsway International Holdings Limited and its legal advisors are Cassels Brock & Blackwell LLP.

About CREC

CREC runs a spectrum of businesses covering surveying and designing, construction and installation, manufacturing, R&D, technical consulting, capital management as well as international economic and trade activities. CREC is the largest civil construction enterprise in the world, and the largest Asian and Chinese railway, road and tunnel construction contractor. It has a leading position in China's construction market, and participates in many large-scale infrastructure projects overseas (especially in countries in Southeast Asia and Africa).

CREC is currently constructing a US$7.5 billion railway project in Venezuela linking southwestern Cojedes State and the eastern Anzoategui State.

CRRC is the wholly owned resource subsidiary of CREC with mining projects in Africa, Australia, Central Asia, Ecuador and Panama.

About Crystallex

Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

Las Cristinas gold project

An updated Technical Report filed on SEDAR by Crystallex in November 2007 estimated the Las Cristinas gold Reserves and Resources as follows:

Gold Reserves:

Proven and Probable Reserves were estimated at 16.86 million ounces of gold (464 million tonnes with an average gold grade of 1.13g/t) based on a US$550 gold price assumption. The reserve estimate was comprised of 113 million tonnes at a gold grade of 1.24g/t (4.48 million ounces) in Proven Reserves and 351 million tonnes at a grade of 1.10g/t (12.38 million ounces) in Probable Reserves.

Gold Resources:

Measured and Indicated Resources were estimated at 20.76 million ounces (629 million tonnes with an average gold grade of 1.03g/t, which comprises 146 million tonnes at a gold grade of 1.14g/t (5.38 million ounces) in Measured Resources and 483 million tonnes at a grade of 0.99g/t (15.38 million ounces) in Indicated Resources.

Inferred Resources, which did not contribute towards the Proven and Probable Reserves, were estimated at 6.28 million ounces (230 million tonnes at an average gold grade of 0.85g/t).

For further details of the Reserves and Resources, see Crystallex’s 2009 Annual Information Form filed on SEDAR at www.sedar.com.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the expected timing of completion of the transactions contemplated by the Agreement, estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 8, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer